Exhibit 1.01

Conflict Minerals Report

Bed Bath & Beyond Inc. has included this Conflict Minerals Report as an Exhibit to its Form SD in respect of 2019 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is June 1, 2020.

Unless otherwise indicated, the term "Company" refers collectively to Bed Bath & Beyond Inc. and subsidiaries.

As used herein, "Conflict Minerals" and “3TG” are gold, columbite-tantalite, cassiterite, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivatives.

Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. Forward-looking statements can be identified by the use of words, such as "intend" and the like, or the use of the future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that 3TG that are necessary to the functionality or production of private label products that it contracts to manufacture benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, (3) political, regulatory and economic developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere, and (4) risks associated with the COVID-19 pandemic and governmental responses to it. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date of the filing of this document. The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of the filing of this document or to reflect the occurrence of unanticipated events.
Applicability of the Conflict Minerals Rule to the Company

The Company is an omnichannel retailer that makes it easy for its customers to feel at home. The Company sells a wide assortment of domestic merchandise and home furnishings. The Company also provides a variety of textile products, amenities and other goods to institutional customers in the hospitality, cruise line, healthcare and other industries. Additionally, the Company is a partner in a joint venture which operates retail stores in Mexico under the name Bed Bath & Beyond.

The Company purchases substantially all of its merchandise in the United States, the majority from domestic sources (who may manufacture overseas) and the balance from importers. The Company purchases a small amount of its merchandise directly from overseas sources. In fiscal 2019, the Company purchased merchandise from approximately 10,600 suppliers.

The Company has determined that it is subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it exercises over the design, materials, parts, ingredients or components of some of its private label products that contain necessary 3TG. For a list of the Company’s in-scope product categories, see "Product Information: In-Scope Products" below. The Company’s in-scope products taken as a whole include tin, tungsten, and gold, although each in-scope product does not include each of these 3TG. The Company believes based on supplier responses that its in-scope products for 2019 did not include tantalum.
For a majority of its private label products, the Company does not have the requisite level of influence over the design, materials, parts, ingredients or components of the products for the products to be in-scope. Therefore, those private label products and the related suppliers, and the brand name goods sold by the Company, are not in-scope for purposes of the Company’s compliance with the Conflict Minerals Rule.
For 2019, the Company identified 38 suppliers of potentially in-scope products (the "Suppliers”). The potentially in-scope Suppliers represent substantially less than 1% of the Company’s entire supplier base for fiscal 2019.
The Company’s Conflict Minerals Policy

The Company has adopted a policy for the supply chain of 3TG ("Conflict Minerals Policy"). The Conflict Minerals Policy is publicly available in the Company’s Corporate Responsibility Report, which is contained on the Company's website.
The Conflict Minerals Policy includes, but is not limited to, the Company’s expectations that its suppliers of imported and domestically sourced private label products will:

1.	Strive to only accept 3TG that derive from smelters and refiners on the Responsible Minerals Initiative’s (the “RMI”) lists of Conformant (as later defined) smelters and refiners;

2.
Adopt and comply with a conflict free sourcing policy that is consistent with the Company’s Conflict Minerals Policy and the Company’s publicly posted Code of Conduct, and require its direct and indirect suppliers to do the same;

3.	Determine which of the Company’s products incorporate 3TG, regardless of country of origin;

4.
Map the supply chains associated with the supplier’s products, including by engaging its suppliers to identify the smelters and refiners used in the supplier’s supply chains to process 3TG and determining whether the 3TG are recycled, scrap or original extraction;

5.	Obtain and prepare documentation supporting the origin determination for any 3TG incorporated into the supplier’s products; and

6.
Otherwise put in place policies, procedures and frameworks that are consistent with the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (collectively, the “OECD Guidance”)

The Company does not seek to embargo sourcing of 3TG from the Covered Countries and encourages its suppliers to source 3TG responsibly.
Reasonable Country of Origin Inquiry Information
As required by the Conflict Minerals Rule, for 2019, the Company conducted a "reasonable country of origin inquiry" ("RCOI"). The Company designed its RCOI in good faith to determine the origin of 3TG that are necessary to the functionality or production of products that it contracts to manufacture. For its RCOI, to the extent applicable, the Company utilized the same processes and procedures as for its due diligence, in particular, Steps 1 and 2 of the OECD Guidance.
The Company's outreach included the 38 Suppliers that it identified as potentially having contracted to manufacture for the Company products that contain necessary 3TG. The Company determined which of its suppliers and products were potentially in-scope for 2019 through an internal product survey system. The survey system solicited information from buyers and product development regarding the level of involvement the Company had in the manufacturing of potentially in-scope private label products. The list of potentially in-scope products formed the basis of the Company’s list of Suppliers. Not all of the Suppliers were ultimately in-scope.
For 2019, the Company’s Suppliers identified one refiner that may have been in the Company’s supply chain. This refiner was identified as Conformant (as later defined). More information concerning the refiner is included under “Smelters and Refiners.” Based on the result of its RCOI, the Company conducted due diligence. These due diligence efforts are discussed below.
None of the necessary 3TG contained in the in-scope products were determined by the Company to directly or indirectly finance or benefit armed groups in the Covered Countries. However, the Company did not conclude that any of its in-scope products were "DRC conflict free." The terms "adjoining country," "armed group" and "DRC conflict free" have the meanings contained in the Conflict Minerals Rule.
Due Diligence Measures
Design Framework
For 2019, the Company utilized due diligence measures relating to 3TG that are intended to conform with, in all material respects, the applicable criteria set forth in the OECD Guidance.

Selected Elements of Design Framework and Diligence Program
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of the Company's 3TG compliance program are discussed below. However, these are not all of the discrete procedures of the program that the Company has put in place to help ensure that the 3TG contained in its products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

1.	OECD Guidance Step One: "Establish strong company management systems"

a.
The Company maintains a Conflict Minerals Policy. In addition to being publicly disclosed through its Corporate Responsibility Report, the Conflict Minerals Policy is made available to suppliers through the Company's Product Safety & Compliance Manuals.

b.
The Company has a Conflict Minerals Committee charged with managing the Company’s 3TG compliance program. For reporting year 2019, the Conflict Minerals Committee was overseen by senior personnel in the Company’s legal department. The following functional areas are represented on the Conflict Minerals Committee: buying, finance, legal, logistics, product development, and product safety & compliance.

c.
The Company utilizes a third-party information management services provider (the “Service Provider”) to supplement its internal management processes. The Company also utilizes specialist outside counsel to assist it with its 3TG compliance program.

d.
The Company trains internal personnel from the buying, logistics, product development and quality assurance functional areas on the Conflict Minerals Rule, the OECD Guidance and the Company’s 3TG compliance program. For 2019, additional training was provided to the Company’s overseas office in Hong Kong.

e.	The Company utilizes an internally developed product survey system to identify potentially in-scope products and suppliers.

f.
The Company utilized the Service Provider to, on its behalf, (i) engage in information gathering and outreach with the Suppliers; (ii) review and validate Supplier information; (iii) identify risks based on smelter and refiner sourcing practices of the Suppliers; and (iv) store records of due diligence processes, findings, and resulting decisions in an electronic database.

g.	The Company used the Conflict Minerals Reporting Template (“CMRT”) developed by the RMI to obtain information from the Suppliers and identify smelters and refiners in its supply chain.

h.
The Company has a policy requiring the maintenance of business records relating to 3TG due diligence processes, findings and resulting decisions for at least five years. The Company maintains its records relating to 3TG due diligence processes, findings and resulting decisions in an electronic format.

i.	The Company has a grievance mechanism for reporting violations of the Company’s Conflict Minerals Policy. Reports can be made to the Company’s Legal Department at (908) 688-0888.

2.	OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a.
Inquiries concerning the usage and source of 3TG in in-scope suppliers’ products, as well as information concerning their related compliance measures, were made by the Company and the Service Provider on the Company’s behalf. For 2019, the Company sent requests to 38 Suppliers to provide it with a completed CMRT. The Company or the Service Provider followed up by email with the Suppliers that did not provide a response within the time frame specified in the request. 89% of the Suppliers responded to the request to complete a CMRT.

b.
The Company and the Service Provider reviewed the responses received from the Suppliers. The Service Provider reviewed the responses received from the Suppliers for plausibility, consistency and gaps. It followed up by email with Suppliers that submitted a response that triggered specified quality control flags. Suppliers were requested to certify to the accuracy of the information contained in the completed CMRT.

c.
Certain Suppliers identified the presence of 3TG in their products, but did not provide smelter or refiner information. In those instances, the Service Provider requested that the Supplier provide an updated response that contained smelter and refiner information.

d.
To the extent that a completed CMRT identified a smelter or refiner, the Service Provider reviewed the information provided against the list of Conformant or equivalent smelters and refiners published in connection with the RMI’s Responsible Minerals Assurance Process (the “RMAP”), the London Bullion Market Association (“LBMA”) Good Delivery List and the Responsible Jewellery Council’s (“RJC”) Chain-of-Custody Certification. The refiner identified by Suppliers for 2019 was listed as Conformant. “Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. The included refiner was not necessarily Conformant for all or part of 2019 and may not continue to be Conformant for any future period.

e.
To the extent that a smelter or refiner identified by a Supplier is not Conformant, the Service Provider attempts to contact that smelter or refiner to gain information about its sourcing practices, including origin and transfer, and to determine the source and chain of custody of the 3TG. Internet research also is performed to determine whether there are any outside sources of information regarding the smelter's or refiner's sourcing practices.

3.	OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

a.
The Conflict Minerals Committee reported the findings of its supply chain risk assessment to senior personnel in the Company’s legal department and senior management consisting of the Company’s 2019 Vice President - Corporate Counsel and Chief Financial Officer and Treasurer.

b.
The Company has a tiered risk mitigation strategy that, depending upon the particular facts and circumstances, contemplates continued engagement with the supplier to achieve progressive improvement or the suspension or discontinuation of business with the supplier. Pursuant to the Company's risk management strategy followed in prior years, if a Supplier failed to complete the CMRT after multiple requests, the Supplier’s account could be put on payment hold if a response was not received. 89% of the Suppliers ultimately completed a CMRT. Given this compliance percentage, no Suppliers were put on hold in the current reporting period.

4.	OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

In connection with the Company’s due diligence, the Service Provider, on the Company’s behalf, utilizes information made available by the RMAP, LBMA, and RJC concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether smelters and refiners are Conformant.

5.	OECD Guidance Step Five: "Report on supply chain due diligence"

The Company files a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and makes the filing available on its website.
Product Information: In-Scope Products
The in-scope products for which Suppliers identified the use of 3TG included products from the closet organization, cookware/tabletop, furniture, general battery-operated, kitchen gadgets/utensils, and pre-lit seasonal greenery categories. Not all of the products in these categories were in-scope.
Smelters and Refiners

In connection with the Company’s RCOI or due diligence, as applicable, the Suppliers identified to the Company the refiner listed below as either having or potentially having processed the necessary 3TG contained in the Company's in-scope products in 2019. The Company relies on its Suppliers for accurate smelter and refiner information and its due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in the Company's in-scope products. Please see the notes that accompany the table for additional information concerning the information presented in the table.

Metal	Smelter Name	Smelter Country	Status
Gold	Heraeus Metals Hong Kong Ltd.	China	Conformant

(1)    The Company notes the following in connection with the information contained in the foregoing table:

(a)
The included refiner may not have processed the necessary 3TG contained in the Company's in-scope products, since some Suppliers reported at a "company level," meaning that they reported the 3TG contained in all of their products, not just the 3TG in the products specifically manufactured for the Company. Some Suppliers also may have reported refiners that were not in the Company's supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons.

(b)	Status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by the Company, and is as of May 19, 2020.

(c)
“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. The included refiner was not necessarily Conformant for all or part of 2019 and may not continue to be Conformant for any future period.

Country of Origin Information

The Company endeavored to determine the mine or location of origin of the 3TG contained in its in-scope products by requesting that the Suppliers provide it with a completed CMRT and through the other measures described in this Conflict Minerals Report. Due to the Company's position in the supply chain, it relies on the Company's suppliers for accurate smelter and refiner information. The Company's due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the 3TG contained in its in-scope products.

None of the necessary 3TG contained in the Company's in-scope products were determined by it to directly or indirectly finance or benefit armed groups in the Covered Countries. However, the Company did not have sufficient information to determine whether or not any of its products were “DRC conflict free” within the meaning of the Conflict Minerals Rule.

The countries of origin of the 3TG processed by the Conformant refiner listed above may have included the countries listed below, as well as other countries. The Company was unable to determine the specific countries of origin of the 3TG in its products. Accordingly, the 3TG in its products may not have originated in a particular country listed below.

L1 - Countries that are not identified as conflict regions or plausible areas of smuggling or export from the Covered Countries: Australia, Canada, China, France, Germany, Hong Kong, Japan, Laos, Malaysia, Peru, Philippines, Singapore, Switzerland, Taiwan and Thailand

L2 - Countries with known or plausible involvement in the smuggling or export of minerals out of the Covered Countries: Mozambique and South Africa

Future Risk Mitigation Efforts

The Company intends to continue taking the following steps to mitigate the risk that the necessary 3TG in the Company’s in-scope products benefit armed groups:

1.	Encourage suppliers to provide information at a product level (i.e., smelter and refiner information specific to the products that they sold to the Company).

2.	Monitor and encourage the continuing development and progress of traceability measures at suppliers.

3.
Communicate to new in-scope private label suppliers the Company’s sourcing expectations, including through the dissemination of the Conflict Minerals Policy. In addition, as new in-scope private label suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

All of these steps are in addition to the steps described earlier in this Conflict Minerals Report that the Company took with respect to 2019, which it intends to continue to take with respect to 2020 to the extent applicable.